RELIASTAR                                            DISCLOSURE STATEMENT
LIFE INSURANCE COMPANY                               PREMIUM CREDIT RIDER
OF NEW YORK

A stock company.

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If you are comtemplating the purchase or have applied for an Individual Flexible
Premium Deferred Variable Annuity Contract with Reliastar Life Insurance Company of New York (referred to as "Reliastar") and are contemplating the election of the optional Premium Credit Rider available with this product, here are some facts you should know:

HOW THE PREMIUM CREDIT OPTION WORKS

Upon election of the Premium Credit Rider, a credit will be added to each Premium Payment you make during the first Contract Year. In exchange for the [4%] credit, Reliastar will deduct on a daily basis an additional charge equal to a maximum annual rate of [.50%] of the contract's accumulation value for a seven-year period following contract's effective date.

ADDITIONAL CHARGE

The additional charge will be deducted daily on a pro rata basis from each division in the Variable Separate Account and from the accumulation value in the General Account. The additional daily charge will continue to be deducted for seven years from the contract's effective date.

If any due and unpaid Rider charges exist at the time payments begin under any of the available Annuity Income Options, they will continue to be deducted. If you elect a Fixed Annuity Income Option, such charges will be reflected in the payment rates.

FORFEITURE OF CREDIT

The amount of the credit, but not the earnings thereon, will be forfeited upon the occurrence of any of the following events:

     o    RIGHT TO EXAMINE PROVISION:
          If you exercise your rights under the Right to Examine provision.

     o    DEATH OF OWNER
          If the Contract Owner (or Annuitant if the Owner is a non-natural person) dies within 12 months after any credit(s) has been applied. However, this provision will not impact credits applied prior to the death of the Owner (the first Owner to die, if there are Joint Owners) if the contract is continued on the life of a surviving spouse.

     o    WITHDRAWAL OF PREMIUM PAYMENT
          If all or part of a premium payment for which a credit is applied is withdrawn during the first seven contract years, all or a portion of the credit will be forfeited. For each withdrawal, the percentage of the credit to be forfeited will be calculated by multiplying the percentage of the premium withdrawn which represents premium payments made in the first contract year by the appropriate percentage shown in the table below.

     o    CONTRACT SURRENDER
          If the contract is surrendered within the first seven contract years, all or a portion of the credit will be forfeited. The percentage of the credit to be forfeited will equal the amount shown in the table below.

      Complete Years Elapsed
      At Time of Withdrawal
      Or Full Surrender       0%      1      2     3    4     5     6    7+
      ---------------------------------------------------------------------
      Amount of Credit       100%    100%   75%   75%  50%   50%   25%   0%
      Forfeited

If a replacement is involved, your registered representative will explain to you the differences in expenses and product features between your existing contract and the contract you are comtemplating purchasing or have applied for with Reliastar.

RLNY-DS-1093